400 Capitol Mall, Eleventh Floor
December 19,2005	Sacramento, CA 95814
916.558.6000 : 916.446.161 1 FAX
: www.weintraub.com
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Meritas Law Firms Worldwide
Roger D. Linn
916.558.6064 DIRECT
Securities and Exchange Commission	rlinn~weintraub.com
Division of Corporate Finance
100 F Street, N.E. Washington, D.C. 20549
Attention:	Gary Newberry
Mail Stop 701 0

Re:	NutraCea
Form 10-KSB for Fiscal Year Ended December 31,2004
Forms 10-QSB for Fiscal Quarters ended March 31,2005 and June 30,2005
File No. 0-32565

Dear Mr. Newberry:

On behalf of NutraCea, a California corporation (“NutraCea”), we are responding to the comments in the letter from April Sifford dated December 6, 2005 relating to NutraCea’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, (the “10-KSB”). The responses below were provided by NutraCea, and have been numbered to correspond with the comments in the December 6, 2005 letter.

FORM 10-KSB for Fiscal Year Ended December 31, 2004

General

COMMENT 1:

We note your Form 10-KSB/A filed November 18, 2005 contains restated financial statements based on our prior comments. Any restated financial statements you file should be marked as restated. In addition, they should include a footnote disclosing the amount originally reported, the amount of the change, the restated amount and the reason for such restatement in accordance with Accounting Principles Board Opinion Number 20, paragraph 37 and SEC staff policy.

Securities and Exchange Commission
Division of Corporate Finance
December 19,2005

RESPONSE TO COMMENT 1

NutraCea has restated the Consolidated Statement of Cash Flows for the year ended December 31, 2004 and added Note 16 to describe the reason for the restatement and the amounts originally reported, the amounts related to the change and the restated amounts.

Consolidated Statements of Cash Flows, Page F-8

COMMENT 2:

We have considered your response to our prior comment number six in our letter dated October 21, 2005. The reconciliation you provided indicates other non-cash investing or financing activities that occurred during the 2004 fiscal year. In accordance with paragraph 32 of SFAS 95, provide a disclosure of all noncash investing and financing activities. The disclosure may be either narrative or summarized in a schedule, and it shall clearly relate the cash and noncash aspects of the transactions involving similar items.

RESPONSE TO COMMENT 2

The other non-cash investing or financing activities, and their corresponding disclosure are as follows:
•	$2,380,000 Purchase of Langley PLC Shares. This is included in the Non-cash disclosure portion of the statement.
•
$239,100 Shares issued under patent incentive plan. This amount had previously been included in the amounts for both non-cash issuances of common stock in cash flows from operating activities and purchase of patents and trademarks. It will now be excluded from these amounts and instead included in Non-cash disclosure as “Purchase of patents and trademarks”.

Securities and Exchange Commission
Division of Corporate Finance
December 19,2005

•	$354,337 conversion of preferred stock to common stock. This had been omitted from the non-cash disclosure portion of the statement and will be included in the second amended 10-KSB/A.
•
$673,975 Common shares issued to creditors, employees, directors. This was part of the correction previously indicated and is properly classified in Cash flows from operating activities as “Non-cash issuances of common stock”.

Note 9 - Commitments and Contingencies

Agreements, Page F-15

COMMENT 3:

We have considered your response to our prior comments number 11 and 12 in our letter dated October 21, 2005. It appears that you have recognized the expense associated with these consulting agreements in the period in which measurement was determined. However, under the guidance of Emerging Issue Task Force Issue 00-18, paragraph 9, the measured cost of the transaction should be recognized in the same periods and in the same manner as if you had paid cash for the goods or services. Thus, for your agreements in which services are to be provided over a period of time, the measured cost of that agreement should be recognized in a manner consistent with the terms of the agreement over the service period. It appears that you should amend your Form 10-QSB and 10-KSB to reflect the recognition of these costs in the proper periods according to the terms of the agreements. In addition, provide to us a revised schedule showing the revised amount of expense recognized for each contract for each quarter.

RESPONSE TO COMMENT 3

The stock-based compensation has been recorded in the same manner as if NutraCea had paid cash for the services. Several of the warrants vested immediately upon grant. Therefore, no additional services were to be performed by the recipient past the date of grant and the value of the stock-based compensation was immediately expensed. There were some issuances of stock-based compensation that required the recipient to perform additional services. The value of these issuances were expensed over the vesting period.

Securities and Exchange Commission
Division of Corporate Finance
December 19,2005

COMMENT 4:

We note your response to our prior comments number 11 and 12 in our letter dated October 21, 2005, includes the 2,000,000 and 6,000,000 of warrants issued as part of your employment agreements with your Chief Executive Officer and your President. Based on the terms of the agreements it would appear that these warrants were issued for future services. As such, it appears you should revise your accounting to recognize the compensation cost over the period(s) in which the related employee services are rendered. Contrarily, if you believe the warrant awards relate to past services, tell us why you believe this is the case and direct us to the terms of the agreements which support your belief. Refer to SFAS 123, paragraphs 26 through 33, for further guidance.

RESPONSE TO COMMENT 4

The 2,000,000 and 6,000,000 of warrants issued were vested immediately and were not issued for future services. Therefore, the value of the warrants was expensed in the period granted. These stock-based compensation issuances were treated similar to bonus payments.

COMMENT 5:

We have considered your response to our prior comment 13 in our letter dated October 21, 2005. We do not agree with your conclusions. SFAS 57, paragraph 2, excludes compensation arrangements from related party disclosures. Further, disclosure of a contingent expense under SFAS 5 shall be made where there is at least a reasonable possibility that a loss may have been incurred. Based on your situation, this would appear to mean that you have also concluded the underlying additional revenue required to pay such compensation is also a reasonable possibility, the disclosure of which is under SFAS 5, paragraph 17(b). Given these requirements, tell us why such disclosure is appropriate, or remove such disclosure in your amended filing.

Securities and Exchange Commission
Division of Corporate Finance
December 19,2005

RESPONSE TO COMMENT 5

As requested, NutraCea will delete the contingent expense (bonus) disclosure previously reported.

Note 10 - Preferred and common Stock

Common Stock, Page F-21

COMMENT 6:

We have considered your response to our prior comments 14 and 15 in our letter dated October 21, 2005. We do not agree with your conclusions with regard to the recognition of this expense, given the repurchase option and vesting terms described in the agreement. SFAS 123, paragraphs 26-27 provide guidance on the recognition of the compensation cost. Amend your Form 10-QSBs and Form 10-KSB to reflect this expense in the proper periods according to the terms of the agreements and the date such agreement was signed.

RESPONSE TO COMMENT 6

NutraCea has conducted extensive investigation and research relating to the issuance of the 5.5 million shares of restricted stock to its prior CEO. Based on the resolutions and documentation existing at that time, when these shares were authorized for issuance by the NutraCea Board of Directors on March 19, 2004, the Board did not adopt or require vesting for such shares and the shares were issued without a repurchase right. While a Restricted Stock Agreement creating a two year vesting schedule was subsequently executed by the prior CEO, these vesting terms do not appear to have been adopted or ratified by the Board. No other documentation, minutes, agreements or correspondence establish any vesting requirements and all stock records indicate that the shares were fully vested. Accordingly, NutraCea was bound by the Board Resolution and actions which granted these shares outright and these shares were vested when issued and nonforfeitable in 2004 and the corresponding cost was expensed in 2004.

Securities and Exchange Commission
Division of Corporate Finance
December 19,2005

COMMENT 7:

Revise your management discussion and analysis and footnote disclosures as appropriate to consistently describe the nature of the restricted stock agreement.

RESPONSE TO COMMENT 7

In light of the response to Comment #6 above, the revised Results of Operations disclosure as set forth in the First Amendment to the Form 10-KSB/A is correct wherein it is stated that:

“…During 2004, these non-cash expenses included $8,360,000 relating to the issuance of 5.5 million restricted shares of common stock to the Company’s CEO for services rendered and repayment of debt;…”

Note 11 - Stock Options and Warrants, Page F-22

COMMENT 8:

We have considered your response to our prior comment 17 in our letter dated October 21, 2005. Please amend your footnote to provide separate tables for options granted to employees under stock-based compensation plans, and other options and warrants granted under other plans. In addition, the table of outstanding options and warrants outstanding should be separated in a similar manner, with the range of exercise prices segregated into meaningful ranges. Refer to SFAS 123 paragraphs 46 through 48, for further guidance.

RESPONSE TO COMMENT 8

The options granted to employees were not under stock-based compensation plans. Therefore, all options and warrants were combined in two categories for the disclosure in Note 11 to the financial statements, one for employees and one for consultants. NutraCea believes that the ranges of exercise prices are meaningful due to the various exercise prices for the options and warrants.

Securities and Exchange Commission
Division of Corporate Finance
December 19,2005

Exhibits, Page 31

COMMENT 9:

We have considered your response to our prior comment 18 in our letter dated October 21, 2005. Please file your December 17, 2004 employment agreement with your President, noted on Page F-18, as an exhibit in your amended filing.

RESPONSE TO COMMENT 9

The December 17, 2004 employment agreement with NutraCea’s President was filed as Exhibit 10.4 to the 2004 Form 10-KSB filed on March 31, 2005.

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005

COMMENT 10:

We have considered your response to our prior comment 19 in our letter dated October 21, 2005. We do not agree with your conclusions, as the reference you cite only addresses the form and content of the interim statements to be provided. Regulation S-B does not grant relief from the filing requirements of Regulation S-X Item 10-01(c). Please provide your latest audited balance sheet in your amended Form 10-QSBs for fiscal 2004 and 2005.

Securities and Exchange Commission
Division of Corporate Finance
December 19,2005

RESPONSE TO COMMENT 10

While NutraCea believes accounting practices vary, it will comply with your comment that the latest audited balance sheet should be included in the Form 10-QSB. NutraCea will undertake to include the latest audited balance sheet in future filings of Form 10-QSBs.

Note 4 - Commitments and Contingencies

Agreements, page 8

COMMENT 11:

We note your employment contract with your Senior Vice President. If you have accounted for this contract in the same manner as that of your Chief Executive Officer, amend your filings to reflect the recognition of these costs in the proper periods according to the terms of the agreements in accordance with SFAS 123, paragraphs 26-27. In addition, file this agreement as an exhibit in your amended filings.

RESPONSE TO COMMENT 11

This contract is different from the Chief Executive Officer in that 50% of the warrants vested immediately and 50% vest on the first anniversary of the contract. Accordingly, only the costs associated with the initial vesting have been recorded in the quarter ended March 31, 2005, per the 10-QSB originally filed on May 10, 2005.

The January 25, 2005 employment agreement with NutraCea’s Vice President was filed as Exhibit 10.5 to the 2004 Form 10-KSB filed on March 31, 2005.

COMMENT 12:

Remove the reference to the contingent consideration consistent with our comment five above.

Securities and Exchange Commission
Division of Corporate Finance
December 19,2005

RESPONSE TO COMMENT 12

NutraCea will comply with your comment and will undertake to delete the contingent expense (bonus) disclosure in future filings.

COMMENT 13:

We note other various non-employee agreements signed throughout 2005. If you have accounted for these agreements in the same manner as your 2004 agreements, amend your Forms 10-QSBs to reflect the recognition of the costs of these agreements signed in 2005 in the proper periods according to the terms of the agreements, and provide us a schedule showing the amount of expense recognized for each contract for each quarter.

RESPONSE TO COMMENT 13

The stock-based compensation has been recorded in the same manner as if NutraCea had paid cash for the services. A schedule showing the amount of expense recognized for each contract for each quarter is as follows:

Date of	Number of	Value of	Total			Expense Recognized in each Quarter 2005			Remaining
Contract	Securities	Issuance	Value	1Q2005	2Q2005		3Q2005	4Q2005	Expense

01/25/05	500,000	$65,000	$130,000	65,000	0		0	0	0
01/25/05	500,000	$65,000		16,250	16,250		16,250	16,250	0

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005

Consolidated Statements of Operations, Page 4

Securities and Exchange Commission
Division of Corporate Finance
December 19,2005

COMMENT 14:

Revise your statements of operations to disclose your operating expenses in sufficient detail to bring out more clearly the nature and trends of current changes affecting your business consistent with your disclosures in your Form 10-QSB for the quarter ended September 30, 2005. This presentation should include a separate line item for each material expense category. Refer to Regulation S-X Rule 10-01 for further guidance.

RESPONSE TO COMMENT 14

Due to the fact that the disclosures in the Form 10-QSB for the quarter ended September 30, 2005 provides the appropriate detail for the first nine months of 2005 and the business of NutraCea changed significantly as a result of the acquisition of RiceX in October 2005, NutraCea does not believe that amending the From 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005 would provide significant value. Therefore, NutraCea proposes to disclose the operating expenses in more detail in future Form 10-QSB filings consistent with the disclosures in the Form 10-QSB for the quarter ended September 30, 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

COMMENT 15:

Revise your filings do disclose and describe the significant components of your non-cash operating expenses in order to provide an understanding of your results of operations, consistent with your disclosures in your Form 10-QSB for the quarter ended September 30, 2005, as required by Regulation S-B Item 303(b)(1)(vi).

Securities and Exchange Commission
Division of Corporate Finance
December 19,2005

RESPONSE TO COMMENT 15

For the reasons stated in response to Comment #14 above, NutraCea believes amending the Form 10-QSBs for the first and second quarters of 2005 would add only marginal disclosure value due to the passage of time and subsequent events.

Conclusion

If you have any further comments or questions, please contact Chris Chediak or the undersigned at (916) 558-6000.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

/s/ Roger D. Linn

Roger D. Linn

RDL/dmg
Enclosures

cc.	Brad Edson (w/o encls.)
Todd C. Crow (w/o encls.)